UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Westway Group, Inc. (formerly Shermen WSC Acquisition Corp.)
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

96169B100
(CUSIP Number)

David M. Knott 485 Underhill Boulevard, Suite 205 Syosset, New York 11791
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96169B100
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David M. Knott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,746,256
	8	SHARED VOTING POWER 71,872
	9	SOLE DISPOSITIVE POWER 2,857,142
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 96169B100
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dorset Management Corporation IRS # 11-2873658
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,746,256
	8	SHARED VOTING POWER 71,872
	9	SOLE DISPOSITIVE POWER 2,857,142
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 96169B100
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knott Partners, L.P. IRS # 11-2835793
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,291,643
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,291,643
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,291,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 96169B100
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knott Partners Offshore Master Fund, L.P. IRS # 41-2221142
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 886,928
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 886,928
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1.   Security and Issuer

This statement on Schedule 13D relates to the Class A Common Stock of Westway Group, Inc. (formerly Shermen WSC Acquisition Corp.) (the “Company”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130.

Item 2.   Identity and Background

Reporting Persons:	David M. Knott, an individual
Dorset Management Corporation (“DMC”), a New York corporation
Knott Partners, L.P., a New Jersey limited partnership
Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership

Principal office:	David M. Knott, Dorset Management Corporation and Knott Partners, L.P.
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

For Knott Partners Offshore Master Fund, L.P. c/o Walkers SPV Limited, Walker House 87 Mary Street, Georgetown, Cayman KY1-9002 Cayman Islands

Principal business:

Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”), Mulsanne Partners, L.P., a Delaware limited partnership (“Mulsanne”), and Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership (“Knott Offshore”), and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, Mulsanne and Offshore, the “Partnerships”).  The Partnerships invest in securities that are sold in public markets.  The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities.  Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

Mr. Knott is also the sole shareholder, Director and President of DMC, which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities (collectively, the “Managed Accounts”). Collectively, DMC, Mr. Knott, Knott Partners and Knott Offshore are hereinafter referred to as the “Reporting Persons” and the Partnerships and the Managed Accounts are hereinafter collectively referred to as the “Direct Owners”.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The source of funds used in making each of the purchases of the Class A Common Stock purchased indirectly by Mr. Knott through the Partnerships and the Managed Accounts was the portfolio assets of the Partnerships and each of the Managed Accounts on whose behalf Mr. Knott has purchased the Class A Common Stock.  Of the Direct Owners, only Knott Partners and Knott Offshore individually beneficially own more than five percent of the Common Stock.  The aggregate amount of consideration used by the Reporting Parties in making such purchases was $11,733,827.

Mr. Knott effects purchases of securities primarily through margin accounts maintained by Goldman, Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.
The shares of Class A Common Stock beneficially owned by the Reporting Persons were acquired by the Direct Owners through open-market purchases and negotiated transactions.

Item 4.   Purpose of Transaction

The acquisition of the Class A Common Stock by the Reporting Parties was made solely for investment purposes in the ordinary course of business, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization.

Pursuant to an agreement (the “Agreement”), dated as of May 22, 2009, by and between Shermen WSC Holding LLC, a Delaware limited liability company (“Sherman”), and DMC, in consideration for the purchase by DMC of 2,000,000 shares of Class A Common Stock, Sherman agreed to transfer 857,142 shares of Class A Common Stock owned by it to DMC upon release of such shares from escrow on November 28, 2009.  As of the date of purchase of the 2,000,000 shares of Class A Common Stock, the Company had 28,500,000 outstanding shares of Class A Common Stock and the Reporting Persons filed a Schedule 13G on May 26, 2009.  However, based on the Company’s Form 10-Q for the quarter ended June 30, 2009, the Company had only 13,899,033 shares of Class A Common Stock outstanding.  Since the Reporting Persons become the beneficial owner of the additional 857,142 shares 60 days prior to their release from escrow pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Persons are now deemed to beneficially own more than 20% of the outstanding shares of Class A Common Stock and, therefore, are required to file this Schedule 13D.

The Reporting Parties do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the Reporting Parties may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.   Interest in Securities of the Issuer

(a)           Pursuant to Rule 13d-3, Mr. Knott and DMC may be deemed to own beneficially 2,857,142 shares of Class A Common Stock, which represents 20.6% of all outstanding shares of Class A Common Stock.  Knott Partners directly beneficially owns 1,291,643 shares of Class A Common Stock, which represents 9.3% of the outstanding shares of Class A Common Stock. Knott Offshore directly beneficially owns 886,928 shares of Class A Common Stock, which represents 6.4% of the outstanding shares of Class A Common Stock.  None of the other individual Partnerships or Managed Accounts owns a number of shares of Class A Common Stock equal to or greater than 5% of such total Class A Common Stock outstanding.

(b)           Mr. Knott individually has the sole power to vote 2,746,256 shares of Class A Common Stock and dispose of 2,857,142 shares of Class A Common Stock held in the Partnerships’ accounts and the Managed Accounts.  As President of DMC, Mr. Knott shares with certain of DMC’s clients the power to vote that portion of 71,872 shares of Class A Common Stock held in their respective accounts.

None of the Partnerships or Managed Accounts (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Company’s Class A Common Stock.

(c)           The Reporting Parties have not acquired or disposed of any shares the Company’s Class A Common Stock during the past 60 days.

(d)           The Partnerships and Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Class A Common Stock that may be deemed to be beneficially owned by the Reporting Parties.  No individual person or entity has such right with regard to greater than five percent of the Class A Common Stock.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Parties have entered into agreements with the Partnerships and Managed Accounts pursuant to which the Reporting Parties have discretion over the disposition and/or the voting of the shares of Class A Common Stock.  In addition, see Item 4.

Item 7.	Materials to be Filed as Exhibits

1.	Agreement, dated May 22, 2009, between Shermen WSC Holding LLC and Dorset Management Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 2, 2009

/s/ David M. Knott
David M. Knott

Dated: October 2, 2009	Dorset Management Corporation

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President

Dated: October 2, 2009	Knott Partners, L.P.

By: Knott Partners Management, LLC, its managing general partner

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	Managing Member

Dated: October 2, 2009	Knott Partners Offshore Master Fund, L.P.

By: Knott Partners Management, LLC, its sole general partner

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	Managing Member